UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 000-27760

Outcrop Gold Corp.
(Translation of registrant's name into English)

Unit 510 - 580 Hornby Street, Vancouver, BC, V6C 3B6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	99.1 Press Release of Outcrop Gold Corp. dated December 6, 2019

99.2	99.2 Press Release of Outcrop Gold Corp. dated December 17, 2019

99.3	99.3 Press Release of Outcrop Gold Corp. dated December 18, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Outcrop Gold Corp.
(Registrant)

Date: December 20, 2019	By:	/s/ Joseph Hebert

Joseph Hebert
	Title:	CEO & Director